UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DOCOMO, INC.’S ESTABLISHMENT PLAN APPLICATION FOR 700MHZ BAND SPECIFIED BASE STATIONS

On May 23, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding NTT DOCOMO, INC.’s establishment plan application for 700MHz band specified base stations.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: May 23, 2012

May 23, 2012

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT DOCOMO, INC.’S ESTABLISHMENT PLAN APPLICATION FOR 700MHZ BAND SPECIFIED BASE STATIONS

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation, resolved at the Board of Directors’ meeting held on May 23, 2012 that on May 25, 2012, NTT DOCOMO will apply for the “Receipt of Applications for Authorization of Establishment Plans for Specified Base Stations for Diffusion of 3.9G Mobile Communications Systems” announced by the Ministry of Internal Affairs and Communications on April 17, 2012. Please see the attached for more details.

For further inquiries, please contact:
Kei Anzai, Takayuki Kimura or Yusuke Aida
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

May 23, 2012

Application for a Plan to Establish 700MHz Band Specified Base Stations

NTT DOCOMO, INC. (“the Company”) announced that its Board of Directors resolved today to apply on May 25, 2012 for the “Receipt of Applications for Authorization of Establishment Plans for Specified Base Stations for Diffusion of 3.9G Mobile Communications Systems” announced by the Ministry of Internal Affairs and Communications on April 17, 2012.

If the application is approved, based on the notice*1 given by the Ministry of Internal Affairs and Communications, the Company is projected to bear up to 150 billion yen*2 in expenses required for the migration of the licensee currently using the frequency band concerned and outlay expenses required for preventing and eliminating interference with terrestrial digital broadcasting.

*1	Partial Amendment to the Specification of Policy Concerning the Establishment Plans for Special Base Stations for Diffusion of 3.9G Mobile Communications Systems (Ministry of Internal Affairs and Communications Notice No. 165 of 2012)
*2	The maximum amount that can be borne under *1 above, and the amount is borne jointly with those authorized for establishment (up to three carriers).

End

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111